SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 10 March, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  1.  Reuters contract & Radianz announcement made on 10 March, 2005


                                        March 10, 2005

                       BT AND REUTERS SIGN MAJOR CONTRACT
                    BT also to acquire Radianz from Reuters

BT and Reuters (RTR:LSE) today announced that BT will become Reuters supplier of network services in a contract under which Reuters is expected to spend in the region of $3 billion over eight and a half years. BT will also acquire Radianz, the leading financial services extranet provider, from Reuters for a consideration of $175m for the business plus any cash remaining on the balance sheet, net of working capital adjustments, at the date of completion.

Under the network services agreement, BT will provide and manage secure data networks for Reuters products and services world wide. This will see Reuters customers benefit from the breadth and flexibility of BT's global portfolio of networked IT services. In addition, BT's skills and expertise in the provision and management of highly resilient networks will enable Reuters to continue the substantial improvements to its products.

The purchase of Radianz is an important step in BT's continuing transformation into a global provider of networked IT services. The move is a logical evolution for Radianz, strengthening its position as a neutral, shared market infrastructure provider for the financial services industry. Following the acquisition, Radianz will continue to provide high quality extranet services for Reuters and the global financial services market. The company and its customers will benefit from a broader range of integrated services in the future provided by BT.

Tom Glocer, Reuters Group chief executive, said: "The network services agreement with BT signals the start of an important relationship. It will see Reuters and its customers benefit from the range of communication services that BT and Radianz will provide to the financial services community. Along with the sale of Radianz, it also sees Reuters exiting the provision and management of data networks. This is a major contributor to our Fast Forward business transformation programme and will allow Radianz to build upon its recent successful performance. I look forward to working with BT as a partner."

Ben Verwaayen, chief executive, BT, said: "I am very excited about the possibilities that come from this relationship and believe the benefits for both companies will be significant. For Reuters, having a high-performance communications network is central to its business. The network services contract is the latest example of major enterprise customers choosing BT as their global communications partner. The acquisition of Radianz is of strategic importance as the global financial services market offers a huge opportunity to BT, and this will form the cornerstone of our approach to this sector."

This is the latest in a series of announcements by BT of major customer contract wins. It also follows the acquisitions of Albacom and Infonet. The deal announced today is the result of the news in October 2004 that BT and Reuters were in exclusive discussions about a long-term network services agreement and ownership of Radianz. The completion of the network services agreement is subject to the completion of the acquisition of Radianz by BT, which is subject to final regulatory approvals and other customary completion conditions, expected in the next three months.

The consideration for BT's acquisition of Radianz from Reuters will be satisfied in cash at completion. Reuters intends to use the proceeds from the sale of Radianz to invest in its business and pay down debt. As a result of the transaction, future funding obligations from Reuters to Radianz of $44m will be extinguished. Radianz had reported net assets of $185m as at 31 December, 2004 and a 2004 loss before tax of $2m (Radianz results are currently unaudited).


                                      Ends


About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world's largest international multimedia news agency. In 2004, Reuters Group revenues were GBP2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.


Forward-looking statements

This presentation may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading 'Risk Factors'. Copies of the Annual Report and Form 20-F 2004 and the press releases referenced above are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to complete the transactions and realize the anticipated benefits is subject to the risks that the conditions to such transactions may not be not satisfied and that BT's acquisition and operation of Radianz may not result in the anticipated benefits and efficiencies to Reuters. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.


About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

- BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

- BT Global Services, providing IT and networking services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt


About Radianz

Radianz (www.radianz.com) is the leading provider of secure, reliable, and scalable connectivity to the global financial community. The Company's shared market infrastructure is a neutral platform that provides turnkey access to a broad array of pre-trade, trade, and post-trade applications from leading content and service providers across the straight-through processing (STP) chain. In 2004, both the readers and editors of WATERS magazine in separate surveys named Radianz "Best Network Provider."

Radianz and the lighthouse logo are trademarks of the Radianz group of companies worldwide.

For Reuters
Johnny Weir (UK)             Telephone: +44 (0)20 7542 5211
Johnny.weir@reuters.com      Mobile: +44 (0)7990 565 211

For BT
Jenny Reardon (UK)           Telephone + 44 (0)20 7356 5369
Jennifer.reardon@bt.com
Eileen Connolly (US)         Telephone: +1 908 410 1419
Eileen.connolly@bt.com

For Radianz
Seetha Chinnappa (UK)        Telephone: +44 (0)20 7650 9504
Seetha.chinnappa@radianz.com Mobile: +44 (0)7990 567 236
Eva Zaeschmar (US)           Telephone: +1 212 415 4686
Eva.zaeschmar@radianz.com    Mobile: +1 646 732 4859




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 10 March, 2005